Reinsurance Group of America, Incorporated
John W. Hayden
Executive Vice President - Controller

May 5, 2020

VIA EDGAR

Mr. Dave Irving
Mr. Mark Brunhofer
Division of Corporation Finance - Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-11848

Dear Messrs. Irving and Brunhofer:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated April 22, 2020, regarding the above-referenced filing of the Company. This letter sets forth the comments from the Staff in boldface and the Company’s responses follow in ordinary type.

Form 10-K for the Year Ended December 31, 2019

Notes to consolidated financial statements
Note 2: Significant Accounting Policies
Future Policy Benefits, page 98

1.Although you disclose your policy for short-duration premium deficiency assessments in the third paragraph of this policy note, you do not appear to disclose your policies for:
•Short-duration premium recognition;
•Short-duration claims reserving; and/or
•The amortization of deferred policy acquisition costs for short-duration contracts.
Please provide us proposed revised disclosure for these policy statements to be included in future periodic reports. Otherwise tell us where you disclose these policies or why their disclosure is not warranted.

The Company is primarily a provider of long-duration traditional life reinsurance and financial solutions products. To a lesser extent, the Company also reinsures health and disability products for a shorter duration, typically one to three years. Premiums from the Company’s short-duration products accounted for approximately 10.5% of 2019 revenues. As part of the Company’s 2019 year-end financial reporting process, the Company concluded these disclosures were not material. However, in response to the Staff’s comment, the Company will further enhance its Significant Accounting Polices footnote on a prospective basis beginning with its 2020 Form 10-K by including the additional disclosures similar to the following regarding its short-duration business:

Recognition of Revenues and Related Expenses - Short-Duration Products

The Company provides reinsurance of medical, disability and other products for a fixed period of short-duration, typically one to three years. Under the short-duration insurance accounting model:

•	Premiums are recognized over the coverage period in proportion to the amount of insurance protection provided.

•
Claims or benefits are recognized when insured events occur, based on the ultimate cost to settle the claim, and are adjusted to reflect changes in estimates during the life of the contract. The estimated cost to settle the claim is based on actuarial observations for similar events. The Company also establishes an incurred but not reported (IBNR) liability based on historical reporting patterns.

•	Eligible deferred acquisition costs are capitalized and amortized in proportion to premium.

Mr. Dave Irving
Mr. Mark Brunhofer
May 5, 2020

2.     You disclose unfavorable prior year development on incurred claims of $154 million in 2019. Given that this amount is significant to your pre-tax income of $1,132 million in 2019, please tell us how your disclosure provides useful information to financial statement users to facilitate their analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of the liability for unpaid claims consistent with the objective outlined in paragraph BC 2 of ASU 2015-09. In your response tell us:
• How your disclosure complies with the guidance in ASC 944-40-50-3. In this regard, your disclosure appears to merely identify prior year development but fails to explain the underlying reasons for this development.
• The components of your $154 million unfavorable development over and above the apparent $28 million in aggregate unfavorable development ($5 million favorable in your U.S. and Latin America short-duration contracts offset by $33 million unfavorable in your Asia Pacific short-duration contracts) depicted in your claims development tables on pages 144 and 145. At a minimum, provide the following components for the apparent $126 million in incremental unfavorable development:

◦	The amount of prior year development for accident years prior to 2012 for each of the claims development tables referred to above;

◦	The short-duration lines of business not included in the claims development tables and the prior year development for those lines in 2019 for each line; and

◦	The amount of prior year development related to your long-duration claims;
• Why you do not include the short-duration lines of business identified in the preceding bullet in your tables;
• Whether the prior year development on your long-duration claims is offset by an opposite impact on your liability for future policy benefits; and
• Your consideration for disclosing the information in the preceding bullets.

With respect to the unfavorable prior year development of incurred claims of $154 million noted in the Staff’s comment, only $42 million, or approximately 4% of 2019 short-duration claims, was related to prior year development. $112 million, or approximately 1% of 2019 claims incurred was due to events, related to the Company’s long-duration products (primarily reinsurance of traditional life insurance) that were incurred in prior periods but were reported in the current period.

With respect to the first bullet point, the Company acknowledges that the discussion below the Rollforward of Claims and Claim Adjustment Expenses included in the Company’s 2019 Form 10-K can be enhanced to clarify that the majority of the prior year’s claims are related to changes in the incurred but not reported (IBNR) accrual related to the Company’s long-duration business.

The disclosure in the 2019 Form 10-K on page 146 reads, as follows:

Incurred claims related to prior years reflected in the table above, resulted in part from developed claims for prior years being different than were anticipated when the liabilities for unpaid claims were originally estimated.  These trends have been considered in establishing the current year liability for unpaid claims.

Beginning with the Company’s 2020 first quarter Form 10-Q, the Company will enhance its reporting by including the disclosure similar to the following:

Incurred claims associated with prior periods are primarily due to events, related to long-duration business, which were incurred in prior periods but were reported in the current period, and to a lesser extent, the development of short-duration business claims for prior years being different than were anticipated when the liabilities for unpaid claims were originally estimated. These trends have been considered in establishing the current year liability for unpaid claims.

If in the future the Company considers the amounts incurred in prior periods material, the Company will expand this discussion based on the circumstances in accordance with ASC 944-40-50-3.

Mr. Dave Irving
Mr. Mark Brunhofer
May 5, 2020

With respect to the second bullet point, the information requested in the three sub-bullets is summarized in the table below (dollars in millions). As is shown below, the requested components of the $126 million of prior year claims is primarily related to the change in IBNR accrual for the Company’s long-duration business.

Summary of Prior Claims Requested
Claims incurred prior to 2012 - U.S. and Latin America	$(1)
Claims incurred prior to 2012 - Asia Pacific	7
Prior year development in other short-duration business	8
Changes in IBNR accrual related to long-duration contracts	112
Total	$126

With respect to the third and fifth bullets, the Company reviewed its short-duration business on both a consolidated and segment basis to determine the appropriate level of disclosure to provide useful information to the users of the Company’s financial statements. The Company’s short-duration business is not its primary business, representing approximately 10% to 15% of total claims. For the year ended December 31, 2019, short-duration claims were $1.2 billion, or approximately 10% of total claims incurred of $10.5 billion.

To determine which segments to include in the disclosure, the Company considered which segments had material short-duration business both quantitatively and qualitatively. During the year ended December 31, 2019, the U.S. and Latin America segment and Asia Pacific segment had short-duration claims of $600 million and $300 million, respectively, representing 75% of consolidated claims incurred on short-duration contracts. We also considered qualitative information such as information presented outside of the financial statements (e.g., management discussion and analysis, earnings releases, analyst questions and investor presentations). Based on these factors, the Company included development tables for its U.S. and Latin America and Asia Pacific segments. While the Canada and EMEA segments have short-duration business, claims totaling approximately $300 million are less than 3% of consolidated claims incurred and development of those claims do not have a significant impact on the respective segments or consolidated results. Therefore, the short-duration business in the Canada and EMEA segments are rarely discussed in earnings releases, investor presentations or other areas outside of the financial statements, and we determined that including development tables for these segments was not material to an understanding of the Company’s business.

With respect to the fourth bullet, when a claim is incurred on a long-duration product there is typically a release of reserve. However, the rollforward of the Company’s liability for unpaid claims excludes changes in the Company’s reserve for future policyholder benefits as this is not required to be included in a rollforward under current U.S. Generally Accepted Accounting Principles.

* * * * *
The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to this matter, please feel free to contact me via telephone at (636) 736-7243 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Executive Vice President - Controller

cc:	Todd C. Larson
Clifford R. Jenks, Esq.